Exhibit (a)(7)


Contact: Steven Markel                                      Fred Spar/Josh Rosen
         Markel Corporation                                 Kekst and Company
         (804) 965-1675                                     (212) 521-4800



                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


               MARKEL CORPORATION ANNOUNCES $18 PER SHARE ALL-CASH
                        TENDER OFFER FOR GRYPHON HOLDINGS


RICHMOND, VA, OCTOBER 20, 1998 - Markel Corporation (NYSE:MKL) today announced an all-cash tender offer for all common shares of Gryphon Holdings Inc. (NASDAQ:GRYP) at a price of $18.00 per share. The all-cash offer commences today and is scheduled to expire at 6:00 p.m., New York City time, on Friday, December 4, 1998, unless extended.

Markel Vice Chairman Steven Markel said: "We believe this offer is in the best interests of the shareholders of Gryphon. It is both fair and generous as it represents a premium of $6.38 or 55% over the price of Gryphon's common stock on the day prior to our September 1 letter to Gryphon's Board of Directors, and a premium of $4.00 or 29% over the price of Gryphon common stock on the day prior to our October 1 letter."

"Since January of 1998, we have attempted on numerous occasions, to hold meaningful, good faith discussions with Gryphon. We are announcing this tender offer after our previous efforts, including two bona fide merger offers, failed to produce meaningful discussions."

"We are confident that the combination of Markel and Gryphon can achieve substantial benefits for all concerned. Our lines of business, particularly in the excess and surplus niches, are highly complementary, and we have high regard for Gryphon's underwriting capabilities. Markel's size and financial strength will enhance Gryphon's ability to attract and retain business in today's highly competitive insurance industry environment. Our presence as a market leader and our excellent historical financial results make us the ideal partner for Gryphon and all of its constituencies."

The offer is not conditioned upon Markel obtaining financing. The offer is conditioned upon redemption of Gryphon's poison pill, receipt of required regulatory approval, there being validly tendered and not withdrawn a number of shares of Gryphon common stock, which together with shares owned by Markel, constitute at least 51% of the outstanding shares of Gryphon common stock on a fully diluted basis and other customary conditions.

Markel also announced that it is commencing litigation in the Delaware Chancery Court to ensure that Gryphon stockholders will have the opportunity to receive the benefits of Markel's offer.

Markel has retained MacKenzie Partners, Inc. as the Information Agent and Cochran, Caronia Securities LLC as the Dealer Manager.

Markel Corporation markets and underwrites specialty insurance products and programs to a variety of niche markets. In each of these markets, the Company seeks to provide quality products and excellent customer service so that it can be a market leader. The financial goals of the Company are to earn consistent underwriting profits and superior investment returns to build shareholder value.

This news release does not constitute an offer to purchase any securities, nor a solicitation of a proxy, consent, authorization or agent designation for or with respect to a meeting of the shareholders of Gryphon Holdings Inc. or Markel Corporation or any action in lieu of a meeting. Any solicitation will be made only pursuant to separate materials in compliance with the requirements of applicable federal and state securities laws.

                                      # # #